UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of       February, 2004

Commission File Number      0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          ☒       Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No        ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐        No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: February 27, 2004                         By: ____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                    President, Secretary & Director

1

Consolidated Financial Statements
Second Quarter
December 31, 2003
(Unaudited)
(Expressed in Canadian Dollars)

2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6
1-866-230-3305 www.enernorth.com

2

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
	December 31, 2003	June 30, 2003
	(unaudited)	(audited)

ASSETS
Current
Cash and cash equivalents	$4,306,514	$6,729,283
Restricted cash	1,218,070	1,218,070
Marketable securities	489,539	176,804
Receivables	5,750,310	6,503,464
Inventories	681,687	713,835
Unbilled revenue	456,631	1,680,806
Due from co-venturer	1,073,921	461,150
Prepaid expenses	192,179	240,725
Investment	3,365,000	-

Future income tax asset	-	-

Total current assets	17,533,851	17,724,137

Oil and gas interests (net of accumulated
depletion)	4,998,047	4,444,038
Capital assets (net of accumulated
depreciation and amortization)	3,093,947	3,166,786
Investment	-	3,500,000

Future income tax asset	-	-

	$25,625,845	$28,834,961

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$1,013,421	$2,036,933
Accounts payable and accrued liabilities	3,844,369	5,747,414
Due to shareholder (Note 3b)	-	402,419
Current portion of long-term debt	158,309	158,309
Deferred revenue	2,162,645	2,399,086
Future income tax liability	302,900	302,900
Oakwell claim (Note 4)	7,503,000	5,900,000
Total current liabilities	14,984,644	16,947,061

Long-term debt	463,209	528,020
Site Restoration	106,274	106,274
Future income tax liability	-	-

Total liabilities	15,554,127	17,581,355

Shareholders' equity
Capital stock (Note 5)	43,339,132	43,339,132
Deficit	(33,267,414)	(32,085,526)
Total shareholders' equity	$10,071,718	$11,253,606

	$25,625,845	$28,834,961

The accompanying notes to the financial statements are an integral part of these financial statements

3

EnerNorth Industries Inc.
Consolidated Statements of Loss and Deficit
(Unaudited)
(Expressed in Canadian dollars)
	For the six		For the three
	month period		month period
	ending December 31		ending December 31
	2003	2002	2003	2002

Sales	$16,822,513	$15,023,874	$9,870,251	$4,561,000
Cost of sales (including
depreciation and depletion of
$335,156; 2002 - $208,189)	14,140,325	13,079,915	8,184,128	3,904,089

Gross profit	2,682,188	1,943,959	1,686,123	656,911

Administrative expenses	2,354,490	2,006,852	1,469,826	1,110,135
Amortization of capital assets	49,632	40,327	15,971	23,148
Interest	59,904	79,639	36,909	39,431
Interest on long-term debt	24,921	25,203	11,712	13,737
	2,488,947	2,152,021	1,534,418	1,186,451

Income (loss) before the following	193,241	(208,062)	151,705	(529,540)

Oakwell claim	(1,603,000)	-	(1,603,000)	-
Other income	227,871	101,806	94,333	101,806

Net loss before tax	($1,181,888)	($106,256)	($1,356,962)	($427,734)

Income taxes
Future	301,083	-	234,555	-
Utilization of loss carryforwards	(301,083)	-	(234,555)	-

-		-	-	-

Net loss	($1,181,888)	($106,256)	($1,356,962)	($427,734)

Deficit, beginning of period	(32,085,526)	(24,038,050)	(31,910,452)	(23,716,572)
Deficit, end of period	($33,267,414)	($24,144,306)	($33,267,414)	($24,144,306)

Net loss per Common Share
Net loss per share	($0.29)	($0.03)	($0.33)	($0.11)
Weighted average common shares
outstanding (thousands)	4,059	4,059	4,059	4,028

Fully Diluted net loss per Common Share
Net loss per share	antidilutive	antidilutive	antidilutive	antidilutive

The accompanying notes to the financial statements are an integral part of these financial statements

4

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	For the six month period		For the three month period
	ending December 31		ending December 31
	2003	2002	2003	2002

Cash provided by (used in)

Operating activities
Net loss	($1,181,888)	($106,256)	($1,356,962)	($427,734)
Adjustments to reconcile net loss to
net cash provided by operating activities
Amortization and depletion	384,788	248,516	190,775	113,718
(Gain) loss on sale of capital assets	-	-	-	-
Write down of marketable securities	-	-	-	-
Oakwell claim	1,603,000	-	1,617,628	-
Unrealized foreign exchange
loss on investment	135,000	-	135,000	-
Gain on sale of marketable
securities	(14,628)	(60,195)	(14,628)	(60,195)

	926,272	82,065	571,813	(374,211)
Net change in non-cash working capital
Receivables	753,154	(1,097,989)	(777,691)	5,482,254
Inventories and unbilled revenue	1,256,323	1,509,741	(468,102)	(161,696)
Prepaid expenses	48,546	(53,945)	42,441	(60,450)
Accounts payable and
accrued liabilities	(1,903,045)	(625,328)	783,590	(4,528,679)
Restricted cash	-	-	-	-
Deferred revenue	(236,441)	-	(178,471)	-
	844,809	(185,456)	(26,420)	357,218

Financing activities
Bank indebtedness	(1,023,512)	515,835	(276,498)	(247,837)
Repayment of Long term debt	(86,297)	(95,374)	(40,085)	(47,797)
Repayment to shareholders	(402,419)	(313,346)	(154,676)	-
Issue of common shares	-	1,243,145	-	1,243,145
	(1,512,228)	1,350,260	(471,259)	947,511

Investing activities
Purchase of capital assets	(54,251)	(49,010)	(18,143)	(22,983)
Proceeds from sale of capital assets	-	-	-	-
Oil and gas interests	(790,221)	(38,305)	(162,246)	48,817
Due from co-venturer	(612,771)	(961,103)	(513,718)	(36,271)
Marketable securities	(298,107)	176,957	(95,000)	177,392
	(1,755,350)	(871,461)	(789,107)	166,955

Increase (decrease) in cash	(2,422,769)	293,343	(1,286,786)	1,471,684
Cash, beginning of period	6,729,283	5,610,621	5,593,300	4,432,280
Cash, end of period	$4,306,514	$5,903,964	$4,306,514	$5,903,964

Cash, end of period consists of:
Cash	$1,942,218	$3,177,573	$1,942,218	$3,177,573
Money market funds	$2,364,296	$2,726,391	$2,364,296	$2,726,391

The accompanying notes to the financial statements are an integral part of these financial statements

5

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Six Month Period Ending December 31, 2003
(Expressed in Canadian Dollars)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended June 30, 2003. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements together with notes for the year ended June 30, 2003. The unaudited consolidated financial results for the six month period ending December 31, 2003 and 2002 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited, a Newfoundland and Labrador company, M&M’s wholly-owned subsidiary M&M Offshore Limited, a Newfoundland and Labrador company, 10915 Newfoundland Limited, 11123 Newfoundland Limited and the proportionate share of its interests in joint ventures whose business focus is construction, mechanical contracting and steel fabrication. Operating results for the six months ended December 31, 2003 are not indicative of the results that may be expected for the full year ending June 30, 2004.

  Segmented information

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the consolidated operations of M&M Engineering Limited, a wholly owned subsidiary, and the Oil & Gas Division performing oil and gas exploration and production. M&M is an industrial contracting company performing fabrication and installation of process piping, installation of production equipment, steel tank erection, specialized welding services and industrial maintenance. Results for the six month and three month periods ending December 31, 2003 and December 31, 2002 are presented in the Consolidated Statements of Segmented Information below:

For the six months ending December 31, 2003

	Industrial & Offshore	Oil & Gas	Corporate	Total

Revenue	16,564,607	257,906	-	16,822,513
Interest expense	81,183	-	3,642	84,825
Amortization and depletion	148,576	236,212	-	384,788
Net earnings (loss)	1,255,968	(134,521)	(2,303,335)	(1,181,888)
Capital assets and
oil and gas interests	3,093,947	4,998,047	-	8,091,994

For the six months ending December 31, 2002

	Industrial & Offshore	Oil & Gas	Corporate	Total

Revenue	14,759,060	264,814	-	15,023,874
Interest expense	101,949	-	2,893	104,842
Amortization and depletion	127,845	120,671	-	248,516
Net earnings	599,412	(26,657)	(679,011)	(106,256)
Capital assets and
oil and gas interests	2,815,436	4,317,712	-	7,133,148

For the three months ending December 31, 2003

	Industrial & Offshore	Oil & Gas	Corporate	Total

Revenue	9,744,583	125,668	-	9,870,251
Interest expense	45,492	-	3,129	48,621
Amortization and depletion	65,528	125,247	-	190,775
Net earnings (loss)	895,518	(65,978)	(2,186,502)	(1,356,962)

For the three months ending December 31, 2002

	Industrial & Offshore	Oil & Gas	Corporate	Total

Revenue	4,452,743	108,257	-	4,561,000
Interest expense	52,048	-	1,120	53,168
Amortization and depletion	66,996	46,722	-	113,718
Net earnings	(90,091)	(4,896)	(332,747)	(427,734)

6

EnerNorth Industries Inc.
Notes to Unaudited Consolidated Financial Statements
For the Six month period ending December 31, 2003
(Expressed in Canadian Dollars)

  Related Party Transactions
        a)    During the six month period ending December 31, 2003 a director of the Company was paid US$20,000 (approximately Cdn$26,000)
          under a nine month consulting agreement that commenced September 1, 2003.

b)    During the six month period ending December 31, 2003 the Company repaid $402,419 to a shareholder and a director of the Company.

        These transactions were in the normal course of business of the Company and were measured at the exchange amount.

  Subsequent Events

In January 2004, the Company received a further decision from the High Court of the Republic of Singapore with respect to interest calculated on a US$4.21 million (approximately Cdn$5.4 million) award to Oakwell Engineering Limited ("Oakwell").

The Judge awarded Oakwell interest of approximately US $1.21 million for a total award of US$5.42 million plus certain legal costs, the extent of which is yet to be known. As a result of the judgment the Company accrued an additional provision of Cdn$1.6 million for the Oakwell Claim.

In January 2004, the Company filed its appeal documents with the Court of Appeal of the Republic of Singapore and the Appeal Court date has been set for April 26, 2004.

  Share Capital

  (a)    Authorized and Issued:

Authorized:

Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued

Common shares
	#	Consideration

Balance, as at June 30, 2003	4,059,009	$43,339,132

Balance, as at December 31, 2003	4,059,009	$43,339,132

(b)    Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2003	2002
Price	Date	#	#

US$ 13.35	March 13, 2003	-	13,333
US$ 1.80	December 31, 2004	533,332	-

		533,332	13,333

(c)    Common share purchase options outstanding consist of the following:

Exercise	Expiry		2003	2002
Price	Date	Holder	#	#

$12.00	June 14, 2005	Consultant	-	7,000
$18.90	January 8, 2006	Directors and employees	-	91,333

			-	98,333

CERTIFICATION

I, Sandra J. Hall, President, certify that:

1. I have reviewed the unaudited Interim Consolidated Financial Statements for the six-month period ended December 31, 2003 of EnerNorth Industries Inc. (formerly: Energy Power Systems Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

e) Disclosed to the registrant's audit committee of the board of directors (or persons fulfilling the equivalent function):

(i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

(ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

 f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date: February 27,  2004
           --------------------------

           "Sandra J. Hall"
           --------------------------------------
            Sandra J. Hall, President

CERTIFICATION

 I, Scott T. Hargreaves, Chief Financial Officer, certify that:

1. I have reviewed the unaudited Interim Consolidated Financial Statements for the six-month period ended December 31, 2003 of EnerNorth Industries Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

d) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

e) Disclosed to the registrant's audit committee of the board of directors (or persons fulfilling the equivalent function):

(i) All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

(ii) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

f) Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date:    February 27, 2004
               -------------------

             "Scott T. Hargreaves"
             --------------------------------------------------------------
             Scott T. Hargreaves, Chief Financial Officer